  Exhibit 99.1

High Tide to Acquire Premium Canadian Cannabis Brand, Queen of Bud

CALGARY, AB, March 15, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, is pleased to announce that it is taking yet another step to expand its international brand portfolio by entering into a definitive agreement pursuant to which High Tide will acquire all IP, including trademarks and other assets of the Queen of Bud brand (the "Transaction"). Its founder, Ashley Newman, will take the role of global brand ambassador. This well-known, selectively curated cannabis product portfolio is already available in Canada, and its popular ancillary products can be sold right now in the United States and Europe without having to rely on further legislative reforms.

Queen of Bud, which is currently selling products across Canada both direct to consumer and through third-party licensed cannabis stores, joins High Tide's industry-leading and consumer-facing brand roster that includes NuLeaf Naturals, FAB CBD, Blessed CBD, Cabana Cannabis Co, Famous Brandz, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Silipipe, Evolution and more.

"I am thrilled to welcome Queen of Bud into our High Tide family. With well-established brand equity and an extensive customer base across Canada, especially among women, this is an exciting new addition with tremendous future opportunities. This is a strategic investment which will fortify our overall ecosystem, and we expect will deliver meaningful value to shareholders while allowing us to stay nimble and not burden the Company with large capex commitments or overhead. With Ontario, Manitoba and Saskatchewan already allowing white-label brands, and with Alberta and BC considering it, this is a timely move that will allow us to continue expanding our ever-increasing in-house brand portfolio," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Queen of Bud is elegant, unique and spiritually focused. Ashley and I connected on the brand vision, and she has brought this innovative brand to life by staying true to those qualities, resulting in deep and widespread brand loyalty in Canada. Because of her leadership and vision, we are delighted that she will continue providing creative influence as the Global Brand Ambassador to further the reach and appeal of Queen of Bud products. As we look to build out our in-house cannabis brand portfolio, Ashley will also be instrumental in the innovation and development of Queen of Bud ancillary product categories like CBD, consumption accessories as well as home decor and lifestyle. I could not be more excited about the possibilities," added Mr. Grover.

"As one of the first female founders in the Canadian cannabis industry, it's been an incredible journey building this brand to where it is today. This is a pivotal moment for the Queen of Bud. Given High Tide's expertise, extensive store network and capital resources, I feel confident that this arrangement will elevate the brand to even greater heights. Together, Raj and I envision not only elevating cannabis to new heights of sophistication but also expanding our horizons beyond borders into international markets, delving into accessories, candles, fragrances, and beyond. Our heartfelt commitment to customers and passion for excellence fuel this journey, inspiring positive change and innovation in the cannabis world," said Ashley Newman, Founder and Chief Executive Officer of Queen of Bud.

TRANSACTION DETAILS

The Transaction, which is an arm's length transaction, is subject to, among other things, receipt of the required approvals from the TSX Venture Exchange ("TSXV") and the satisfaction of other customary conditions of closing. The transaction is expected to close in the coming weeks. The consideration (the "Consideration") for the assets acquired will be $1,000,000. Of this amount, $100,000 will be paid in cash and the remaining will be paid in common shares of High Tide ("High Tide Shares") on the basis of a deemed price per High Tide Share equal to the 10-day volume weighted average price on the TSXV ending on the trading day that is three business days prior to the closing date, subject to a floor price equal to the Discounted Market Price (as defined by the TSXV) as of the date this news release.

The High Tide Shares will be subject to a contractual hold period of four months and one day from the date of Closing.

ABOUT QUEEN OF BUD

Queen of Bud is a premium Canadian cannabis brand built on the idea that changing your perspective can help you change anything and that life is an adventure to be relished through quality experiences that energize and enrich your senses. The brand's success is rooted in delivering cannabis products of the highest quality made with exceptional attention to detail and is inspired by the magical energy of crystals like rose quartz, amethyst, shungite, blue topaz and red jasper. Queen of Bud's elegant and innovative cannabis products are made from hand-trimmed, hang-dried high-quality cannabis cultivars.

Founder Ashley Newman began the company with a focus on exploring the deeper world of cannabis and its potential for supporting spiritual well-being and transforming physical and mental health. Queen of Bud is driven to shift perceptions and drive awareness of the many benefits of the cannabis plant.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 165 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

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[1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the receipt of approvals and closing of the acquisition in the coming weeks, and the future success of the Queen of Bud brand. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 15-MAR-24